UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)

68244P 107

(CUSIP Number)

Fund Management Group LLC
1101 Brickell Avenue
South Tower, 8th Floor
Miami, Florida 33131
(786)615-4166

Copy to:

Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68244P 107
1	NAMES OF REPORTING PERSONS. Fund Management Group LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 625,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 625,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) Based on 3,483,125 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect shares that would be outstanding following exercise of warrants beneficially owned by the Reporting Person.

CUSIP No. 68244P 107
NAMES OF REPORTING PERSONS. Gordon G. Pratt I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,745 shares
	8	SHARED VOTING POWER 625,000 shares
	9	SOLE DISPOSITIVE POWER 17,745 shares
	10	SHARED DISPOSITIVE POWER 625,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,745 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Based on 3,483,125 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect shares that would be outstanding following the exercise of warrants and options beneficially owned by the Reporting Person.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9100 Bluebonnet Centre Blvd., Suite 502, Baton Rouge, LA 70809.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Fund Management Group LLC (“FMG”) and Gordon G. Pratt (together, the “Reporting Persons”).

(b) Residence or Business Address:

The Reporting Persons’ business address is 1101 Brickell Avenue, South Tower, 8th Floor, Miami, Florida 33131

(c) Present Principal Occupation and Employment:

FMG is a privately held investment and holding company that invests in insurance-focused companies. Mr. Pratt serves as the Chairman of the Board of Directors of the Issuer and is the Managing Member and controlling equity holder of FMG.

 (d) Criminal Convictions:

Neither of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

FMG is a Connecticut limited liability company.  Mr. Pratt is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

On January 23, 2014, FMG invested $2 million in the Issuer in exchange for 80,000 Series A Convertible Preferred Shares (“Preferred Shares”) of the Issuer pursuant to the terms and conditions of the Preferred Shares Purchase Agreement, which is filed as an exhibit to this Schedule 13D. The Preferred Shares were non-voting and ranked senior to all classes of capital stock of the Issuer. On April 4, 2014, immediately prior to the closing of the Issuer’s initial public offering (the “IPO”), the Preferred Shares were converted into (i) 312,500 shares of Common Stock, which was equal to $2 million divided by 80% of the price per share of the Common Stock in the IPO, and (ii) one warrant per share of Common Stock issued as a result of the conversion. Each warrant entitles the holder to purchase one share of Common Stock at a price of $9.60 (which is equal to 120% of the IPO price per share), subject to certain adjustments under the Warrant Agreement. The warrants will expire five years from the date of issuance and were immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by the Issuer at a price of $0.01 per warrant during any period in which the closing price of shares of Common Stock is at or above 175% of the IPO price of shares of Common Stock for 20 consecutive trading days. The warrant holder will be entitled to a 30-day notice prior to the date of such redemption. The form of Warrant Agrrement is attached as an exhibit to the Preferred Shares Purchase Agreement.

Pursuant to the terms of the Preferred Share Purchase Agreement, the Common Stock issued to FMG upon conversion of the Preferred Shares and the shares issuable upon exercise of the warrants have piggyback registration rights for future registrations of the Issuer’s Common Stock under the Securities Act of 1933 (other than certain excluded registrations) and, upon the two-year anniversary of the IPO, FMG will also have a one-time demand registration right on such Common Stock, subject to certain restrictions.

Lock-Up Agreements

The Reporting Persons have each agreed not to, without the prior written consent of Aegis Capital Corp., (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of  Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Common Stock, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of Common Stock, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any shares of Common Stock, in each case during for a period of 180 days from April 4, 2014 (the “Lock-Up Period”). The restrictions described above do not apply to (1) transactions relating to shares of Common Stock acquired in open market transactions after the completion of the IPO, subject to certain limitations, (2) transfers of Common Stock as a bona fide gift, by will or intestacy, to a family member or trust or other estate planning vehicle for the direct or indirect benefit of the security holder or a family member, (3) transfers of common stock to a charity or educational institution or (4) any transfers of Common Stock to (A) any shareholder, partner or member of, or owner of similar equity interests in, the security holder, (B) the security holder’s affiliates or (C) any investment fund or other entity controlled or managed by the security holder, subject to certain limitations; provided that in the case of any transfer pursuant to the foregoing clauses (2), (3) or (4), any such transfer shall not involve a disposition for value, and each transferee shall sign and deliver to the Aegis Capital Corp. a lock-up agreement substantially in the form of the lock-up agreement executed by the Reporting Persons. Furthermore, the restrictions described above do not restrict or prohibit (a) the exercise, exchange or conversion of any securities exercisable or exchangeable for or convertible into shares of Common Stock, provided that the security holder does not transfer the shares of Common Stock acquired on such exercise, exchange or conversion during the Lock-Up Period or (b) the establishment or modification of a 10b5-1 trading plan under the Securities Exchange Act of 1934 by a security holder for the sale of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the Lock-Up Period.

Options

In connection with his service as a director of the Issuer, Mr. Pratt has been granted the following options to purchase Common Stock:

Date of Award	Number of Shares	Exercise Price	Date Exercisable	Date Expire
March 31, 2014	16,330	$8.00	03/31/2014	03/31/2019
April 4, 2014	1,415	$8.69	04/04/2014	04/04/2019

Communications
As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create stockholder value.

Plans or Proposals

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.  The shares of Common Stock deemed to be beneficially owned by the Reporting Persons include the 312,500 shares of Common Stock which would be issued upon exercise of the Warrants and, in the case of Mr. Pratt,  17,745 shares of Common Stock that would be issued upon the exercise of the options held by him.

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable. The description of the terms of the investment by the Reporting Persons is qualified by reference to the Preferred Shares Purchase Agreement (which includes the Warrant Agreement and the Certificate of Designation of Preferred Shares) and the form of Lock-up Agreement filed as Exhibits 1 and 2 to this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1. 2.
 Series A Convertible Preferred Stock Purchase Agreement between Fund Management Group LLC and 1347 Property Insurance Holdings, Inc. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-193314) filed by the Issuer with the Securities and Exchange Commission on January 30,2014).
Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-193314) filed by the Issuer with the Commission on January 30,2014).

3.	Agreement regarding filing of joint Schedule 13D (filed herewith).
4.1	Power of Attorney of FMG regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by FMG with the Commission on April 4, 2014).
4.2	Power of Attorney of Gordon G. Pratt regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Mr. Pratt with the Commission on April 4, 2014).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2014

FUND MANAGEMENT GROUP LLC

By: /s/ Anne Plimpton
Anne Plimpton
Attorney-in-Fact

GORDON G. PRATT

By: /s/ Anne Plimpton
Anne Plimpton
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.
 Series A Convertible Preferred Stock Purchase Agreement between Fund Management Group LLC and 1347 Property Insurance Holdings, Inc. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-193314) filed by the Issuer with the Securities and Exchange Commission on January 30,2014).

2.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-193314) filed by the Issuer with the Commission on January 30,2014).
3.	Agreement regarding filing of joint Schedule 13D (filed herewith).
4.1	Power of Attorney of FMG regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by FMG with the Commission on April 4, 2014).
4.2	Power of Attorney of Gordon G. Pratt regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Mr. Pratt with the Commission on April 4, 2014).

EXHIBIT 3
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of  1347 Property Insurance Holdings, Inc.

EXECUTED this 9th day of April, 2014.

FUND MANAGEMENT GROUP LLC

By: /s/ Anne Plimpton
Anne Plimpton
Attorney-in-Fact

GORDON G. PRATT

By: /s/ Anne Plimpton
Anne Plimpton
Attorney-in-Fact